Exhibit 99.2

AMENDMENT TO
GREEN PLAINS INC.
2019 EQUITY INCENTIVE PLAN, AS AMENDED

Section 5.1 of the 2019 Equity Incentive Plan, as amended, shall be amended to read:

5.1 Number of Shares. Subject to adjustment as provided in Section 5.4, the total number of Shares available for grant under the Plan shall not exceed any shares remaining available for grant under the Prior Plan on the effective date of the Plan, plus an additional 1,600,000 Shares. Shares granted under the Plan may be either authorized but unissued Shares or treasury Shares, or any combination thereof.